UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-16784

American Cable TV Investors 5, Ltd.
(Exact name of registrant as specified in its charter)

c/o Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148
Telephone: (215) 665-1700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

200,005 Limited Partnership Units Sold to Investors at $500 per Unit
(Titles of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ X ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  -0-1

_______________
1  American Cable TV Investors 5, Ltd. (a Colorado limited partnership) was dissolved on October 12, 2005, upon a final distribution of its assets.

Pursuant to the requirements of the Securities Exchange Act of 1934 American Cable TV Investors 5, Ltd. (a Colorado limited partnership) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 13, 2005	BY: IR-TCI PARTNERS V, L.P.
Its General Partner

BY: TCI VENTURES FIVE, INC.
Its General Partner

By: /s/ LAWRENCE J. SALVA
Lawrence J. Salva
Senior Vice President